SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

PAMPA ENERGIA S.A.
(Name of Issuer)

AMERICAN DEPOSITARY SHARES
(Title of Class of Securities)

697660207**
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Common Stock of the Company (as defined below).  CUSIP number 697660207 has been assigned to the American Depository Shorts ("ADS") of the Company which are listed on the New York Stock Exchange.  Each ADS represents 25 shares of Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697660207	13G/A	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS EP Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 697660207	13G/A	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,412,225
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,412,225
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,412,225
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 697660207	13G/A	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 62,051,275
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 62,051,275
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,051,275
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.72%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 697660207	13G/A	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,412,225
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,412,225
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,412,225
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 697660207	13G/A	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 95,463,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 95,463,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,463,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.26%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 697660207	13G/A	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 95,463,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 95,463,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,463,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.26%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 697660207	13G/A	Page 8 of 13 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Pampa Energia S.A. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at Ortiz de Ocampo 3302, Building #4, Buenos Aires, C1425DSR Argentina.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	EP Cayman, Ltd., a Cayman Islands exempted company ("EP Cayman"), with respect to American Depositary Shares (defined in Item 2(d) below) directly owned by it;

(ii)	Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the American Depositary Shares directly owned by it;

(iii)	Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the American Depositary Shares directly owned by it;

(iv)
Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the American Depositary Shares directly owned by EP Fund and the American Depositary Shares indirectly owned by EP Fund, through EP Cayman, its wholly-owned subsidiary;

(v)
Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to EP Master Fund, EP Fund and EP Cayman, with respect to the American Depositary Shares directly owned by EP Master Fund, EP Fund and EP Cayman, respectively; and

(vi)	Eric M. Mindich ("Mr. Mindich"), with respect to the American Depositary Shares directly owned by each of EP Cayman, EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 697660207	13G/A	Page 9 of 13 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, NY, NY 10022.

Item 2(c).	CITIZENSHIP:

EP Fund is a limited partnership organized under the laws of the State of Delaware.  EP Master Fund and EP Cayman are companies organized under the laws of the Cayman Islands.  EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware.  Mr. Mindich is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

American Depositary Shares (the "American Depositary Shares")

Item 2(e).	CUSIP NUMBER:

697660207**

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒
___________________________
    ** There is no CUSIP number assigned to the Common Stock of the Company (as defined below).  CUSIP number 697660207 has been assigned to the American Depository Shorts ("ADS") of the Company which are listed on the New York Stock Exchange.  Each ADS represents 25 shares of Common Stock.

CUSIP No. 697660207	13G/A	Page 10 of 13 Pages

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 1,314,310,895 shares of common stock issued and outstanding, as of September 30, 2011, with twenty-five (25) shares of common stock equal to one (1) American Depositary Share, as reported in the Company's 6-K filed on November 17, 2011 with the Securities and Exchange Commission by the Company.

A.	EP Cayman, Ltd.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.00%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 0

B.	Eton Park Fund, L.P.
	(a)	Amount beneficially owned: 33,412,225
	(b)	Percent of class: 2.54%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 33,412,225
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 33,412,225

C.	Eton Park Master Fund, Ltd.
	(a)	Amount beneficially owned: 62,051,275
	(b)	Percent of class: 4.72%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 62,051,275
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 62,051,275

D.	Eton Park Associates, L.P.
	(a)	Amount beneficially owned: 33,412,225
	(b)	Percent of class: 2.54%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 33,412,225
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 33,412,225

E.	Eton Park Capital Management, L.P.
	(a)	Amount beneficially owned: 95,463,500
	(b)	Percent of class: 7.26%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 95,463,500
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 95,463,500

CUSIP No. 697660207	13G/A	Page 11 of 13 Pages

F.	Eric M. Mindich
	(a)	Amount beneficially owned: 95,463,500
	(b)	Percent of class: 7.26%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 95,463,500
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 95,463,500

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EP Associates, the general partner of EP Fund, has the power to direct the affairs of EP Fund and of EP Cayman including decisions with respect to the disposition of the proceeds from the sale of the American Depositary Shares held by EP Fund and EP Cayman.  Eton Park Associates, L.L.C. serves as the general partner of EP Associates.  Mr. Mindich is managing member of Eton Park Associates, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the American Depositary Shares held by EP Fund and EP Cayman.  EP Master Fund, EP Fund and EP Cayman are clients of EP Management.  Eton Park Capital Management, L.L.C. serves as the general partner of EP Management.  Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the American Depositary Shares held by EP Master Fund, EP Fund and EP Cayman.  Mr. Mindich disclaims beneficial ownership of the American Depositary Shares reported herein, other than the portion of such shares which relates to his individual economic interest in each of EP Cayman, EP Fund and EP Master Fund.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 697660207	13G/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Master Fund, Ltd., Eton Park Fund, L.P. and EP Cayman, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

EP Cayman, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel
Title: Director

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 1.

CUSIP No. 697660207	13G/A	Page 13 of 13 Pages

EXHIBIT 1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint MARCY ENGEL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Eton Park Capital Management, L.L.C., Eton Park Associates, L.L.C. and each of their affiliates or entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 17th day of August, 2007.

/s/ Eric M. Mindich
Eric M. Mindich